Exhibit 4.5

DESCRIPTION OF REGISTRANT’S SECURITIES REGISTERED UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following description of our capital stock and certain provisions of our fifth amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the fifth amended and restated certificate of incorporation and the amended and restated bylaws. Copies of these documents have been filed with the SEC as exhibits to our Annual Report on Form 10-K, to which this exhibit is also appended.

Our fifth amended and restated certificate of incorporation authorizes shares of common stock and undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

Our authorized capital stock consists of 1,001,000,000 shares, all with a par value of $0.001 per share, of which:

•	1 billion shares are designated as common stock; and
•	1 million shares are designated as preferred stock.

Common Stock

Voting Rights

The common stock is entitled to one vote per share on any matter that is submitted to a vote of our stockholders. Holders of shares of our common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders.

Our fifth amended and restated certificate of incorporation does not provide for cumulative voting for the election of directors.

Economic Rights

Except as otherwise expressly provided in our fifth amended and restated certificate of incorporation or required by applicable law, all shares of our common stock have the same rights and privileges and rank equally, share ratably and be identical in all respects for all matters, including those described below.

Dividends and Distributions.    Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to share equally, on a per share basis, in such dividends and other distributions of cash, property or shares of stock of the Company as may be declared by the board of directors from time to time with respect to the common stock out of assets or funds of the Company legally available therefor.

Liquidation Rights.    On our liquidation, dissolution or winding-up, the holders of our common stock will be entitled to share ratably in all assets remaining after the payment of the Company of whatever kind available for distribution to the holders of common stock.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Preferred Stock

Under our fifth amended and restated certificate of incorporation, our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of 1 million shares of preferred stock in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. Any issuance of our preferred stock could adversely affect the voting power of holders of our common stock, and the likelihood that such holders would receive dividend payments and payments on liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action.

Registration Rights

We have entered into a registration rights agreement that provides that certain holders of our capital stock have certain registration rights and are subject to certain transfer restrictions. The registration rights agreement provides that certain holders of our capital stock are entitled to demand and piggyback registration rights.  Pursuant to this agreement, we will be required to pay all registration expenses of certain holders of our capital stock, other than any underwriting discounts and commissions applicable to the shares sold for each of their accounts and any transfer taxes payable by them on the sale of their shares pursuant to any such registration.

Anti-Takeover Provisions

Stockholder Action; Special Meeting of Stockholders

Our fifth amended and restated certificate of incorporation and amended and restated bylaws provide that, from and after the Trigger Event (as such term is defined in our fifth amended and restated certificate of incorporation), our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders, provided, however, that any action required or permitted to be taken by the holders of preferred stock may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable certificate of designation relating to such series of preferred stock. Our fifth amended and restated certificate of incorporation and our amended and restated bylaws also provide that, from and after the Trigger Event, except as otherwise required by law, special meetings of our stockholders can only be called by our chairman of the board or our board of directors.

Authorized But Unissued Shares

The authorized but unissued shares of our common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of Nasdaq. These additional shares may be used for a variety of corporate finance transactions, acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger, or otherwise.

Classified Board

Our fifth amended and restated certificate of incorporation provides that our board of directors is classified into three classes of directors, each of which will hold office for staggered three-year terms. In addition, from and after the Trigger Event, directors may only be removed from the board of directors for cause and only by the affirmative vote of the holders of at least 66 2⁄3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class. The existence of a classified board could delay a potential acquirer from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential acquirer.

Board of Directors Vacancies

Our fifth amended and restated certificate of incorporation and amended and restated bylaws authorizes only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors and will promote continuity of management.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our fifth amended and restated certificate of incorporation does not provide for cumulative voting.

Amendment of Charter and Bylaws Provisions

From and after the Trigger Event, amendments to certain provisions of our fifth amended and restated certificate of incorporation regarding the amendment of our fifth amended and restated certificate of incorporation, the composition and authority of our board of directors, the election and removal of directors, limitations of director liability, stockholder meetings, corporate opportunities, choice of forum and the interpretation of our fifth amended and restated certificate of incorporation will require the affirmative vote of the holders of at least 66 2⁄3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class. Our amended and restated bylaws authorize the board of directors to amend our bylaws without the assent or vote of shareholders, provided that, from and after the Trigger Event, stockholders may amend the bylaws with the affirmative vote of the holders of at least 66 2⁄3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class.

Choice of Forum

Our fifth amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is, to the fullest extent permitted by law, the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty owed by any of our directors, officers, other employees or stockholders to us or our stockholders, creditors or other constituents, or a claim of aiding and abetting any such breach of fiduciary duty; (iii) any action asserting a claim against us or our directors or officers arising under the DGCL or our fifth amended and restated certificate of incorporation or the amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; (iv) any action to interpret, apply, enforce or determine the validity of our fifth amended and restated certificate of incorporation or our amended and restated bylaws; (v) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL; or (vi) any action asserting a claim against us or our directors or officers that is governed by the internal affairs doctrine; provided, however, that, in the event that the Court of Chancery of the State of Delaware lacks subject matter jurisdiction over any such action or proceeding, any other state court of the State of Delaware, or if no state court of the State of Delaware has subject matter jurisdiction, the federal district court for the District of Delaware), unless we consent in writing to the selection of an alternative forum. Unless we consent in writing to the selection of an alternative forum, the federal district court for the District of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act against us or our directors or officers. Notwithstanding the foregoing, the provisions of this paragraph will not apply to suits brought to enforce any liability or duty created by the Exchange Act. Any person or entity purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to the forum provisions in our fifth amended and restated certificate of incorporation. If any action the subject matter of which is within the scope the forum provisions is filed in a court other than a court located within the State of Delaware (a “foreign action”) in the name of any stockholder, such stockholder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such stockholder in any such enforcement action by service upon such stockholder’s counsel in the foreign action as agent for such stockholder.

This choice of forum provision in our fifth amended and restated certificate of incorporation may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, or other employees, which may discourage lawsuits with respect to such claims. There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. It is possible that a court could find these types of provisions to be inapplicable or unenforceable, and if a court were to find the choice of forum provision contained in the fifth amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition.

Transfer Agent and Registrar

Computershare Trust Company, N.A. serves as the transfer agent and registrar for our common stock.

Exchange

Our common stock is listed on The Nasdaq Global Select Market under the symbol “LESL.”

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